SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             COUNTRYSIDE REVIEW INC.
                                (NAME OF ISSUER)

                    COMMON STOCK, PAR VALUE $0.0001 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   222382 10 3
                                 (CUSIP NUMBER)

                         DAVID M. LOEV, ATTORNEY AT LAW
                               2777 ALLEN PARKWAY
                                   SUITE 1000
                              HOUSTON, TEXAS 77019
                                 (713) 524-4110
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                 MARCH 22, 2004
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT THE ACQUISITION WHICH IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS
SCHEDULE BECAUSE OF RULE 13D-1(B)(3) OR (4), CHECK THE FOLLOWING BOX.     [ ]


The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934
 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.


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|1|     NAMES  OF  REPORTING  PERSONS
        S.S.  OR  I.R.S.  IDENTIFICATION  NO.  OF  ABOVE  PERSON
        Massimiliano  Pozzoni
-------------------------------------------------------------------------------
|2|     CHECK  THE APPROPRIATE BOX IF A MEMBER OF A GROUP *          (a)[ ]
                                                                     (b)[ ]
-------------------------------------------------------------------------------
|3|     SEC  USE  ONLY
-------------------------------------------------------------------------------
|4|     SOURCE  OF  FUNDS*
        PF
-------------------------------------------------------------------------------
|5|     CHECK  BOX  IF  DISCLOSURE  OF  LEGAL  PROCEEDINGS  IS
        REQUIRED  PURSUANT  TO  ITEMS  2(d)  or  2(e)                    [ ]
-------------------------------------------------------------------------------
|6|     CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
        Italy
-------------------------------------------------------------------------------
                 |7|  SOLE  VOTING  POWER
NUMBER  OF            3,000,000
SHARES
BENEFICIALLY     |8|  SHARED  VOTING  POWER
OWNED  BY  EACH       N/A
REPORTING
PERSON  WITH     |9|  SOLE  DISPOSITIVE  POWER
                      3,000,000
-------------------------------------------------------------------------------
|10|     SHARED  DISPOSITIVE  POWER
         N/A
-------------------------------------------------------------------------------
|11|     AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
         3,000,000
-------------------------------------------------------------------------------
|12|     CHECK  BOX  IF  THE  AGGREGATE  AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES  *          N/A
-------------------------------------------------------------------------------
|13|     PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
         33.3%
-------------------------------------------------------------------------------
|14|     TYPE  OF  REPORTING  PERSON  *
         IN
-------------------------------------------------------------------------------

ITEM  1.  Security  and  Issuer

This Schedule 13D relates to the Common Stock of Countryside Review Inc. The principal executive offices of Countryside Review Inc. are located at 7225 Blenheim Street, Vancouver, British Columbia, Canada V6N 1S2.

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ITEM  2.  Identity  and  Background

(a)-(c) This Statement in Schedule 13D is being filed by Massimiliano Pozzoni. Mr. Pozzoni's business address is Westchase Center, 2500 Citywest Blvd., Suite 300, Houston, Texas 77042. Mr. Pozzoni is the President and Chief
Executive Officer of Otish Mountain Diamond Company as well as the President, Secretary and Treasurer of Falcon Natural Gas Corporation.

(d)-(e) During the last five years, Mr. Pozzoni: (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or
(ii) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Mr.  Pozzoni  is  a  citizen  of  Italy.

ITEM  3.  Source  of  Amount  of  Funds  or  Other  Compensation

On March 22, 2004, Mr. Pozzoni acquired an aggregate of 4,000,000 shares of Common Stock of Countryside Review Inc. in exchange for $500,000 pursuant to three Stock Purchase Agreements with the following people: Doug Berry, Bernadette Berry and Lisa Zumpano. On the next day, Mr. Pozzoni returned 1,000,000 shares of the Common Stock to Countryside Review Inc., which shares were subsequently cancelled, returned to treasury and then retired and restored to the status of authorized and unissued. As a result of these transactions, Mr. Pozzoni owns 3,000,000 shares (or 33.3%) of Common Stock of Countryside Review Inc.

ITEM  4.  Purpose  of  Transaction

Mr. Pozzoni acquired the securities of Countryside Review Inc. for investment purposes. Depending on general market and economic conditions affecting Countryside Review Inc. and other relevant factors, Mr. Pozzoni may purchase additional securities of Countryside Review Inc. or dispose of some or all of securities from time to time in open market transactions, private transactions or otherwise.

Mr. Pozzoni also acquired the securities of Countryside Review Inc. in contemplation of transactions which relate to or result in:

(a) the acquisition by persons of additional securities of Countryside Review Inc., or the disposition of securities of Countryside Review Inc.;

(b)     a  reverse  merger  involving  Countryside  Review  Inc.;

(c) a change in the present board of directors and management of Countryside Review Inc., including plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(d) a material change in the present capitalization or dividend policy of Countryside Review, Inc.

(e) other material changes in Countryside Review Inc.'s business or corporate structure;

(f) changes in Countryside Review Inc.'s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Countryside Review Inc. by any person;

Mr.  Pozzoni  does not have any plans or proposals which relate to or result in:

(g) a sale or transfer of a material amount of assets of Countryside Review Inc. or any of its subsidiaries;

(h) causing a class of securities of Countryside Review Inc. to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) a class of equity securities of Countryside Review Inc. becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)     any action similar to any of those enumerated in (g) through (i), above.

ITEM  5.  Interest  in  Securities  of  the  Issuer

(a) Massimiliano Pozzoni beneficially owns 3,000,000 shares of Common Stock, $0.0001 par value, of Countryside Review Inc. The shares of Common Stock beneficially owned by Mr. Pozzoni constitute approximately 33.3% of the total number of shares of Common Stock of Countryside Review Inc., based upon 9,000,000 shares of Common Stock outstanding as of March 24, 2004.

(b) Mr. Pozzoni has the sole power to vote or to direct the vote, and the sole power to dispose or to direct the disposition of, the shares beneficially owned by Mr. Pozzoni.

(c) Mr. Pozzoni acquired the Common Stock as a result of the transactions discussed in ITEM 3, above.

(d) No other person has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the securities beneficially owned by Mr. Pozzoni.

(e)     Not  applicable.

ITEM 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer

None

ITEM  7.  Material  to  be  Filed  as  Exhibits

Exhibit  1(1)  Stock  Purchase  Agreement between Massimiliano Pozzoni and
               Doug  Berry
Exhibit 2(2) Stock Purchase Agreement between Massimiliano Pozzoni and Bernadette Berry
Exhibit 3(3) Stock Purchase Agreement between Massimiliano Pozzoni and Lisa Zumpano

(1)  Filed as an Exhibit to a Schedule 13D filed by Doug Berry on March 25, 2004
(2) Filed as an Exhibit to a Schedule 13D filed by Bernadette Berry on March 25, 2004
    (3) Filed as an Exhibit to a Schedule 13D filed by Lisa Zumpano on March 25, 2004


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 26, 2004               By:  /s/  Massimiliano  Pozzoni
                                          ----------------------------
                                          Massimiliano  Pozzoni

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